November 17, 2015
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

VIA EDGAR TRANSMISSION
U. S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549
Attention: Terence O'Brien, Branch Chief

RE: TAL International Group, Inc.
Form 8-K
Filed April 29, 2015
Response Letter Dated October 20, 2015
File No. 1-32638

Dear Mr. O'Brien:
On behalf of TAL International Group, Inc., I am writing in response to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated November 3, 2015 (the “Comment Letter”) regarding the Company’s Form 8-K filed April 29, 2015.
To facilitate your examination of the Reviewed Filings, the Staff’s comments are set forth below in italics, numbered to correspond to the comment numbers used in the Comment Letter and followed by the Company’s responses thereto. Unless otherwise indicated, references in the Company’s responses to page numbers refer to page numbers in the applicable Reviewed Filing.

FORM 8-K FILED APRIL 29, 2015

Non-GAAP Financial Measures, page 9

1. SEC Comment #1: We have read your response to prior comment 2 in our letter to you dated October 2, 2015. We note you believe Adjusted EBITDA is presented, in part, as a performance measure. As previously requested, please tell us the appropriateness of this measure as a performance measure.
In this regard, you should specifically address how management concluded that this measure provides useful information to investors regarding your results of operations in light of the fact that (i) it adds the receipt of principal payments from direct financing leases recognized in the investing activities category of your consolidated statements of cash flows and (ii) these payments will never be reflected in your GAAP results of operations. Please also provide us with additional information about how management uses Adjusted EBITDA as a performance measure.
Response: As stated in our previous responses, we present Adjusted EBITDA for both liquidity and performance measurements. Industry analysis and management commonly use a multiple of enterprise value to Adjusted EBITDA as a valuation measure and to assess the ability of the operation to service debt, invest in new equipment, pay dividends, etc.. Therefore, we disclose this metric to support and facilitate dialogue with research analysts and investors.
We believe Adjusted EBITDA represents a performance measure because it provides a measure of the gross cash generating performance of our all revenue earning assets.  We believe that the principal payments on finance lease are the equivalent of depreciation on operating leases in their impact on the net revenue earning assets and therefore the add back these principal payments allows for the measurement of the total cash generating power of all revenue earning assets.
Certain equity research analysts and investors value our company based on Enterprise Value / Adjusted EBITDA multiples.  Similarly, as we assess business development opportunities internally, we also use Adjusted EBITDA as a metric for comparing relative value.  Since EBITDA is meant as a proxy for cash flows independent of capital structure, Adjusted EBITDA is used as a proxy for cash flows independent of revenue earning asset mix as well.

In responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

We hope that the Company’s responses adequately address the Staff’s comments. If you have questions on this letter or need further assistance, please do not hesitate to call me at (914) 697-2877.

Very truly yours,

		By:	/s/ John Burns
		Name:	John Burns
		Title:	Senior Vice President and Chief Financial Officer
cc:	Brian Sondey, TAL International Group, Inc.

2